SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated August 8, 2006, regarding changes in share par value.

Item 1.
Telefónica de Argentina S.A

Buenos Aires, August 8th, 2006

Messrs.

Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Dear Sirs,

     I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

     In this connection, please be informed that the Company’s Board in the meeting held on this date, has resolved to submit to the approval of the Special General Meeting convened for September 7, 2006, i) the capital reduction by $ 2355 due to the cancellation of Class B treasure shares and ii) a voluntary reduction of the capital stock by $1,047,630,044.4, that is, from $ 1,746,050,074 to $ 698,420,029,6; all that subject to the approval of the Bolsa de Comercio de Buenos Aires, as per the provisions of said entity’s Listing Regulation.

     Therefore, once the relevant authorizations are obtained, the share par value will be changed from $ 1 par value to $0.10 par value, the shareholders will be paid $ 0.60 per share of $1 par value; and each share of $1 par value in their shareholdings will be exchanged for four shares of $ 0.10 par value.

Telefónica de Argentina S.A

     Our Company will timely request the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires, the adjustment of the relevant authorizations for public offering and listing, respectively, to the proposed capital reduction.

     Finally, please notice that the proposed transaction will make our Company's capital structure more efficient without affecting our development plans.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: August 9, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel